OFFERING MEMORANDUM DATED JUNE 24, 2024



ProVEDA CORPORATION

495 GRAND BLVD

SUITE 206

MIRAMAR BEACH, FL 32550

https://proveda.com/

Up to $1,199,999.40 of Non-Voting Common Stock

Offering Price Per Share: $1.70

Target Amount: $9,999.40

Target Number of Shares: 5,882 shares of Non-Voting Common Stock

Minimum Investment Amount Per Investor: $249.90 (147 shares of Non-Voting Common Stock)

ProVEDA CORPORATION is offering up to $1,199,999.40 worth of Non-Voting Common Stock (the "Offering"). The minimum target amount under this Regulation CF offering is $9,999.40 (the "Target Amount"). The Company must reach its Target Amount of $9,999.40 by September 30, 2024, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $9,999.40 under the Regulation CF offering by September 30, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Mundial Financial Group, LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with EAST WEST BANK (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. The

Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

In this Offering Memorandum, the term "ProVEDA CORPORATION," "we", or "the company" refers to ProVEDA CORPORATION, Inc.

THE COMPANY AND ITS BUSINESS

Overview of ProVEDA Corporation

ProVEDA Corporation stands at the forefront of blending ancient Ayurvedic wisdom with contemporary scientific discovery to meet the modern world's wellness and pain relief needs. Founded on the principle that natural, earth-based remedies can offer profound healing benefits, ProVEDA has dedicated itself to developing professional-grade therapeutic products that are both safe and effective. At the heart of ProVEDA's innovation is the proprietary Maximum Absorption Technology™, a testament to the company's commitment to delivering fast-acting, deep relief through its flagship product, ProVEDA® Max Pain Relief Cream.

Crafted in partnership with the Dabur Research Foundation, a global authority in Ayurvedic medicine, ProVEDA® Max is a harmonious blend of traditional Ayurvedic ingredients such as camphor and menthol—recognized by the FDA as effective topical analgesics—with the latest advancements in plant stem cell research. This synergy not only honors the rich heritage of Ayurvedic practices but also advances its application in today's health-conscious market.

Manufactured in FDA-registered facilities in the United States, ProVEDA upholds the highest standards of quality and regulatory compliance.

By marrying the ancient with the modern, ProVEDA Corporation not only pays homage to the timeless healing traditions of Ayurveda but also paves the way for the future of holistic health and wellness solutions.

Market Validation

In assessing the market dynamics for ProVEDA Corporation, it's pertinent to delve into the specifics of the topical pain relief market. This segment is crucial for understanding the company's strategic positioning and potential for growth, given its focus on developing and marketing topical pain relief products.

Market Size:

The topical pain relief market has demonstrated robust performance, with a market size valued at $10.2 billion in 2023. This valuation reflects the substantial consumer demand for non-invasive, easily applicable solutions for pain management, which are preferred for their convenience and localized effect without the systemic side effects often associated with oral medications.

Growth Projections:
Looking forward, the market is anticipated to reach a value of $14.7 billion by 2030. This projection is underpinned by a global market growth rate, or Compound Annual Growth Rate (CAGR), of 5.4% from 2023 to 2030. Such growth is indicative of a strong and expanding interest in topical pain relief solutions, bolstered by innovations in product formulations and delivery mechanisms.

Historical Growth:
Reflecting on the market's recent history, the CAGR from 2018 to 2022 was recorded at 5.3%. This consistent growth trajectory highlights the enduring appeal and effectiveness of topical pain relief products among consumers, as well as the sector's resilience in the face of changing healthcare trends and economic fluctuations.

Market Dynamics:
Several factors contribute to the ongoing expansion of the topical pain relief market. These include an aging global population increasingly prone to chronic pain conditions, heightened consumer awareness regarding the health risks associated with prolonged use of oral painkillers, and a general trend towards self-care and over-the-counter (OTC) healthcare products. Moreover, advancements in formulation technologies, such as ProVEDA Corporation's proprietary Maximum Absorption Technology™, promise enhanced efficacy of topical treatments, further driving consumer interest and market growth.

For ProVEDA Corporation, the positive outlook of the topical pain relief market signifies a tremendous opportunity. The company's unique product offerings, which combine traditional Ayurvedic ingredients with modern scientific advances like plant-based stem cells, are well-positioned to meet the growing consumer demand for effective, natural, and easy-to-use pain management solutions. By capitalizing on the expanding market and the shift towards topical treatments, ProVEDA has the potential to establish a strong foothold in the sector and achieve significant growth in the coming years.

Growing List of Use Cases

Here's a concise list of use cases for ProVEDA's MAX Pain Relief Cream, illustrating its versatility and effectiveness across various scenarios:

Chronic Pain Management: For individuals experiencing chronic pain conditions, applying the cream regularly can provide sustained relief, improving quality of life and mobility.

Arthritis Relief: Customers with arthritis can apply the cream to affected joints for immediate relief from pain and inflammation, enhancing joint movement.

Stiff Neck and Shoulders: Ideal for office workers or individuals with tension in their neck and shoulders, the cream can be used to alleviate stiffness and discomfort.

Recovery from Physical Work: Manual laborers or individuals engaging in physically demanding work can use the cream post-work to reduce soreness in the muscles and joints.

Athletic Performance and Recovery: Athletes can apply the cream before and after workouts or sports activities to reduce pain and inflammation and potentially accelerate recovery from muscle strain.

Post-Surgery Recovery: To minimize discomfort during rehabilitation, the cream can be applied around the affected area (as per medical advice).

Menstrual Cramps: Women experiencing menstrual cramps can find relief by applying the cream to the lower abdomen, easing pain from muscle contractions.

Headache and Migraine Relief: For tension headaches or migraines, applying the cream to the temples or neck area can provide relief by reducing pain and inflammation.

Elderly Care: Elderly individuals suffering from various aches and pains can use the cream to reduce discomfort from conditions like sciatica or osteoporosis, which could improve mobility and quality of life.

Milestones

As of the date of this Offering Memorandum, ProVEDA CORPORATION has achieved noteworthy milestones including the following:

Entered into an R&D agreement with the world's leader in plant-based therapeutic product solutions.

 Met FDA active ingredient requirements which enables "pain relief" claims as an OTC product.

Filed IP on maximum pain relief formula that includes a proprietary transdermal delivery system.

ProVEDA has been issued the trademark for "ProVEDA"

Applied for multiple additional trademarks.

Completed comprehensive safety, efficacy & stability tests on all current products. Developed premium packaging for optimal branding.

Contracted with leading US-based manufacturing partner and produced initial inventory.

Built supply chain process with redundant suppliers of all ingredients.

Secured Boomer Esiason as host and produced a 30-minute infomercial, which ProVEDA plans to start broadcasting in the third quarter of 2024.

Built high profile, proactive, independent, value-added board of directors.

Market and Competition for ProVEDA MAX Pain Relief Cream

Market Overview

The market for pain relief solutions is vast and diverse, encompassing a wide range of products from pharmaceutical drugs to natural remedies. Within this broad spectrum, the topical pain relief segment represents a significant and growing niche. Consumers are increasingly seeking out alternatives to oral medications, driven by concerns over side effects and a preference for targeted treatments. This shift is underscored by a growing awareness of the benefits of natural and holistic approaches to pain management, including the use of herbal extracts, essential oils, and other natural compounds.

Market Trends

Shift Towards Natural and Non-Invasive Solutions: There is a noticeable trend towards natural health products, as consumers become more health-conscious and wary of the chemical compositions of traditional medicines.

Aging Population: An aging global population is contributing to the rise in demand for pain relief solutions, particularly those that cater to chronic conditions such as arthritis and joint pain.

Innovation and Technology Integration: Advances in formulation technology and delivery mechanisms are enhancing the efficacy and appeal of topical pain relief products.

ProVEDA's Position in the Market

ProVEDA Corporation enters this market with a unique value proposition: combining traditional Ayurvedic ingredients with modern scientific discoveries, such as plant stem cells, enhanced by its proprietary Maximum Absorption Technology™. This blend of old and new positions ProVEDA's MAX Pain Relief Cream not just as another topical pain relief product but as a pioneering solution in the natural remedies space.

Competition Analysis

Pharmaceutical Giants: ProVEDA faces competition from established pharmaceutical companies that offer a wide range of pain relief medications, including topical options. These companies possess significant market share, extensive distribution networks, and substantial R&D capabilities.

Natural Health Brands: A growing number of brands are focusing on natural and holistic health products. These competitors range from startups to established companies expanding their product lines to include natural remedies.

Competitive Advantages

Unique Formulation: ProVEDA's blend of Ayurvedic principles and plant-based stem cells, supported by its absorption technology, sets it apart from both traditional pharmaceuticals and other natural remedies.

Focus on Safety and Efficacy: By leveraging natural ingredients known for their safety profile and effectiveness, ProVEDA meets the growing consumer demand for health-conscious solutions.

Innovative Packaging: The use of airless containers not only preserves the product's efficacy but also aligns with consumer preferences for sustainable and convenient packaging.

Challenges and Opportunities

While ProVEDA has clear strengths, it must navigate challenges such as market saturation, regulatory hurdles and the need to build consumer trust in a competitive landscape. However, the company's innovative approach and commitment to natural, effective pain relief present significant opportunities for growth, particularly among health-conscious consumers and those seeking alternatives to pharmaceuticals.

In conclusion, ProVEDA Corporation is well positioned to make a significant impact in the topical pain relief market, with its unique product offerings and a clear understanding of the competitive landscape. The company's commitment to innovation, combined with the growing consumer demand for natural pain relief solutions, sets the stage for a promising trajectory in the health and wellness industry.

ProVEDA CORPORATION Advantages

ProVEDA Corporation distinguishes itself in the wellness industry through a unique blend of ancient wisdom and modern science, offering a range of advantages that cater to the evolving needs of health-conscious consumers. Here's an overview of the key strengths that set ProVEDA apart:

Holistic Approach to Pain Relief: Central to ProVEDA's philosophy is the integration of Ayurvedic medicine, one of the world's oldest holistic healing systems, with contemporary scientific discoveries such as plant-based stem cells. This holistic approach ensures products are not only effective but also nurtures overall well-being.

Proprietary Maximum Absorption Technology™: ProVEDA's innovative delivery system ensures that its natural ingredients are absorbed quickly and efficiently, providing fast-acting relief that penetrates deeply to address pain at its source. This technology represents a significant advancement in topical pain relief, enhancing the bioavailability and effectiveness of key ingredients.

Commitment to Quality and Safety: Products are manufactured in FDA-registered facilities under strict CGMP compliance, emphasizing ProVEDA's commitment to the highest quality control standards. This rigorous approach to product development and manufacturing instills confidence in consumers seeking safe and reliable wellness solutions.

Adherence to Regulatory Standards: ProVEDA proactively complies with state-specific regulations and openly communicates the status of its products regarding FDA evaluation. This transparency and adherence to legal standards protect consumers and reinforce the company's integrity.

Sustainable and Consumer-Friendly Packaging: ProVEDA's use of airless containers not only protects its products from contamination, ensuring their efficacy and longevity, but also aligns with environmental sustainability efforts. The packaging design facilitates ease of use and precise dosing, enhancing the overall consumer experience.

Educational Engagement: ProVEDA goes beyond selling products by educating consumers on the benefits of Ayurvedic ingredients and how their proprietary technology works. This educational commitment empowers consumers to make informed decisions about their health and wellness.

Through these advantages, ProVEDA Corporation not only stands as a leader in natural wellness solutions but also paves the way for future innovations in holistic health, setting new standards for efficacy, safety, and consumer education in the industry.

Employees

The company does not currently have any employees.

Regulation

ProVEDA Corporation navigates the complex and evolving regulatory landscape with a commitment to compliance, safety, and transparency, ensuring its products meet the highest standards for consumer use. This dedication to regulatory excellence is a cornerstone of ProVEDA's operational strategy, reflecting its role as a trusted provider of natural wellness solutions.

FDA Oversight and Compliance

ProVEDA's product portfolio, especially its flagship ProVEDA® Max Pain Relief Cream, adheres to the U.S. Food and Drug Administration (FDA) guidelines. This adherence underscores the company's commitment to providing products that are not only effective but also meet stringent safety standards.

ProVEDA ensures that all ingredients, including camphor and menthol, are recognized by the FDA as safe and effective for pain relief, establishing a foundation of trust and efficacy.

Quality Assurance and CGMP Compliance

Manufacturing in FDA-registered facilities under strict CGMP compliance, ProVEDA sets a high bar for product quality and consistency. This commitment to Good Manufacturing Practices ensures that every product batch meets rigorous standards, from ingredient sourcing to final packaging, emphasizing ProVEDA's dedication to the highest levels of product integrity.

Intellectual Property

ProVEDA Corporation's commitment to integrating traditional Ayurvedic practices with modern scientific innovations is exemplified through its flagship product, ProVEDA® Max. This product embodies the company's approach by incorporating FDA-approved traditional analgesics like camphor and menthol, deeply rooted in Ayurvedic medicine and plant stem cells.

Ayurvedic Foundations with Modern Enhancements

The foundation of ProVEDA® Max lies in Ayurveda, one of the world's oldest holistic healing systems, recognized in India and used daily by over a billion people. By combining elements such as camphor and menthol with the latest in plant stem cell science, ProVEDA® not only pays homage to Ayurvedic traditions but also advances them, bringing ancient wisdom into the modern age of wellness.

Proprietary Maximum Absorption Technology™

A pivotal aspect of ProVEDA®'s intellectual property portfolio is its proprietary Maximum Absorption Technology™. Developed in partnership with the Dabur Research Foundation, a global leader in Ayurvedic science, this technology optimizes the delivery of active ingredients through a three-phase procedure that ensures fast penetration and deep absorption. This innovative system allows the therapeutic benefits of menthol and camphor to be maximally realized, providing customers with swift and enduring relief.

ProVEDA Corporation has skillfully blended ancient Ayurvedic principles with cutting-edge technology and stringent regulatory compliance. This multifaceted approach not only distinguishes

ProVEDA® products in the wellness industry but also establishes a robust framework for protecting and advancing the company's innovative contributions to natural health and pain relief.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease, rent, or own any property at this time.

RISK FACTORS

The Securities Exchange Commission ("SEC") requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

Liquidity and Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of customers to be able to meet our projections and make a profit.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;
- operational difficulties;

- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

If we are unable to obtain additional capital, our business operations could be harmed. The expansion of our business will require additional funds to support product development, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

The recent global financial crisis has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses or products as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or

terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, including:

- changes in the creditworthiness of counterparties that the Company transacts business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;

- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;
- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history. Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of customers and paid subscribers.

Leverage. Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our customers and their engagement;
- the pricing of our product;

- our inability to generate revenue; changes to our product or the development and introduction of new products or services by us or our competitors;
- user behavior or changes to our product that may reduce traffic to our product;
- increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, security, and content review efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government blocking, which could prevent us from operating for any period of time;
- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- changes in the manner in which we distribute our product or inaccessibility of our product due to third party actions;
- fees paid to customers or third parties for content;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;
- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Co-CEO's, Rowland Hanson and R Scott Grizzle. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Economic Interest of the Board of Directors. The existence of the Board of Directors' interests in the distributions of the Company may create an incentive for the Board of Directors to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

Ecosystem Development. The Board of Directors anticipates engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Board of Directors believes that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will increase returns, if any, to the shareholders. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the Board of Directors will specifically devote to the activities of the Company.

Side Agreements. In accordance with common industry practice, the Board of Directors may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Board of Directors grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other shareholders. As a result, you may not be in the same position as other shareholders to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves. As is customary in the industry, the Board of Directors expects to establish reserves, at the discretion of the Board of Directors, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the shareholders. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Board of Directors is unable to properly keep the appropriate amount of reserves, the Company's return to the shareholders would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the shareholders will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse Shareholder Group. The shareholders may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Board of Directors of the Company, the Board of Directors will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

We may operate in foreign jurisdictions in the future. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding healthcare, pharmaceuticals, data use and data protection, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including healthcare, pharmaceuticals, intellectual property, advertising, marketing, distribution, data security, electronic contracts and other communications, competition, consumer protection, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign healthcare, pharmaceutical, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the highly regulated industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the use of our ingredients in our products could adversely affect customer growth and revenue. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative pharmaceutical requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

Negative Social Media, Public Commenters and News Coverage. Interest in our service among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel, or slander either of our products or business directly or of our customers. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our products, business, or customers, they may reduce the interest of current and potential customers in our products, pressure our partners or employees to stop selling or promoting our products, or cause our customers to hide their use and positive view of our products such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our products may cast suspicion on its benefits, emphasize alleged or supposed downsides, or confuse our potential customers as to the purpose and use of our products. If similar products or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and products such as our own, damaging our reputation and that of our products by association.

Inclement Weather, Natural Disasters, or other Acts of God. Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, extreme heat, extreme cold, hail storms, other adverse terrestrial weather events, earthquakes, sinkhole collapse, glacial calving, landslides, volcanic eruptions, meteor or space debris strikes, solar flares or storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such that Company's opportunity for profit is diminished or lost.

War, Terrorism, and other Acts of Violence or Enduring Conflicts. New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to the Products

Competition and Anti-Competitive Power of Large Health and Wellness Companies. We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the health and wellness sector is intensely competitive. The principal competitive factors in this industry include customer acquisition, pricing, ability to produce effective and compelling products and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

The health and wellness industry is also dominated by a relatively small number of very large companies with significant power to disrupt or destroy or create competition for smaller and newer companies. Whether intentionally or unintentionally, these companies may take any number of actions which have the result of damaging the Company's business and reducing or eliminating our opportunity for profit.

Health and Wellness Companies are High Risk. The health and wellness market is a dynamic and highly competitive segment in which both new and established companies face stiff regulatory, economic and competitive challenges compared to many other industries and the risk of failure with limited or no returns to investors is relatively high.

Emerging Competitors and Technological Advancements in Wellness. The Company operates in a dynamic and competitive environment where new discoveries and technological innovations could potentially introduce products that rival or surpass its offerings in effectiveness, cost, or consumer appeal. Developments in natural health sciences, pharmaceuticals, or breakthroughs in pain relief technology pose a constant challenge. If competitors leverage such advancements to create products that are perceived as more effective, safer, or more affordable than the Company's, the Company may face significant pressure.

Market Dominance and Strategic Moves by Health Product Manufacturers. The Company operates in a market where a limited number of large entities dominate the production and distribution of health and wellness products, including over-the-counter medications, natural remedies, and technologically advanced therapeutic devices. These major manufacturers and distributors have the capacity to either directly compete with the Company by launching similar or superior products, or indirectly affect the Company's market presence by favoring competitors through exclusive partnerships, distribution agreements, or marketing initiatives. Furthermore, changes in industry standards, regulatory policies, or shifts in consumer access to key natural ingredients due to proprietary claims or exclusive sourcing rights could undermine the Company's operational effectiveness and market position. Such actions, especially if aimed at promoting their own or a partner's service, could make it challenging for the

Company to maintain or grow its customer base, potentially impacting its profitability and long-term viability in the wellness market.

Competition with other Pharmaceuticals, Treatments and Interventions. Many other products, services, treatments, pharmaceuticals, and interventions are capable of similar or related pain relief and anti-inflammation results like Company's products. If new products or treatments using the same or a similar cause of action are invented, marketed, or popularized, the competition may reduce the sales of our product. Competing products or treatments may have or be widely believed to have a more efficacious or well-tolerated formulation of some or all of the primary ingredients in our product, and thus reduce the sales of our product. Competing products or treatments may benefit from a different method or delivery, including but not limited to patch, spray, or injection, which may prove popular with our potential customers and reduce the sales of our product. Other treatments or pharmaceuticals may be invented, marketed, or popularized such that they have or are widely believed to have greater effect, fewer side effects or risks, less onerous treatment method or frequency, and as a result reduce the sales of our products. Other pharmaceuticals or treatments that may or may not be otherwise related to our product but do interact with our product such that they reduce its efficacy or increase its side effects may become popular among our potential customers, reducing the sales of our products as a result. Home or DIY treatments may use similar ingredients and may become popular regardless of their efficacy and side effects, leading to reduced sales of our product.

Competition from Established Wellness and Therapeutic Brands. The Company faces intense competition from existing brands in the wellness, natural health products, and therapeutic sectors, including but not limited to well-established pharmaceutical companies; natural remedy providers such as Bengay, IcyHot, BioFREEZE, and Aspercreme; and a host of other companies. These competitors, which might encompass industry giants with extensive research capabilities and deep market penetration, offer a wide range of health solutions that directly compete with the Company's offerings. The Company's challenge is to distinguish itself in this crowded marketplace, offering unique value propositions that can attract and retain customers despite the competitive pressures. Success in this endeavor is not guaranteed, and the company's ability to secure a profitable market position will depend on its continuous innovation, effective marketing strategies, and ability to respond to consumer needs and industry trends.

Reliance on Partners and Other Businesses. Our business relies on other businesses including but not limited to ingredient and packaging manufacturers and other service providers. The supply chains and manufacturing integrations required to bring our products to market and maintain or improve their attractiveness to customers are vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

Undetected Issues in Production Formulation or Efficacy. The Company faces potential risks from undiscovered issues in product formulations or efficacy. Challenges such as ingredient interactions, purity, and stability could undermine the effectiveness and safety of its products. If such problems arise, they could lead to consumer dissatisfaction, legal liabilities, or damage to the Company's brand reputation, impacting its competitiveness and profitability.

Undiscovered Product Problems or Limitations. Our products' viability or popularity could be threatened if mild or serious side effects are discovered as the products are used by larger numbers of people over longer period. Our products' efficacy could prove to be lower than is currently believed over similar longer term use. Future studies could disconfirm the current results showing the efficacy of our products' ingredients, or discover other side effects from its use. Our product may not be well tolerated or may be less efficacious for a particular portion of our potential customers due to individual differences in their lifestyle, activities, genetics, body composition, age, medical conditions, medications or other treatments, other factors not yet determined, or a combination thereof. Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may cause diminished or no profits.

Shifts due to Advances or Commercialization of New or Old Technologies. In the dynamic landscape of the health and wellness industry, the Company recognizes the potential for disruption through the emergence or reinvigoration of technologies and business models. Continuous advancements in areas such as biotechnology, natural product extraction methods, wearable health devices, and holistic health products could alter consumer preferences and expectations. While the Company's foundation in Ayurvedic principles and proprietary technologies positions it strongly, novel scientific discoveries and technological innovations may challenge or disrupt the Company's position. These shifts could impact the relevance and uniqueness of the Company's products, potentially affecting its business model and profitability.

Hacking, Cyberattacks, or Digital Sabotage. In the event that Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our directors, employees, or managers, or the systems or accounts of any software service providers upon which Company may rely, are hacked or compromised by another entity, Company's operations may be disrupted, Company's money or data may be stolen or destroyed, Company's computers may be damaged or rendered inoperable, and Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data. The integrity of Company's business relies in part on the secure storage of information including but not limited to the identifying information of individual customers, product formulations and recipes, and other trade secrets. If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Our Business is Subject to Extensive Governmental Regulation, Which Can Be Costly, Time Consuming, and Could Subject Us to Unanticipated Delays. The health and wellness industry is subject to strict national and local laws and regulations. While the products have been designed to accommodate existing laws and regulations, it is possible that laws and regulations may be amended, additional laws and regulations may be enacted, and the policies and subject enforcement decisions of governments and regulatory agencies may change. Any changes in the regulatory environment could result in reduced profitability or even foreclose the business model created for the products which could result in reduced or eliminated potential for profit.

Changed Regulatory Regime or Classification. The cost and time to bring our products to various markets depends on how it is regulated by local and national authorities. If regulatory requirements and restrictions change due to the decisions or regulatory bodies, changes in laws or international agreements, then sales of our product may be delayed or diminished. Regulatory bodies may require additional studies or analysis to prove our product's safety, efficacy, and our advertising claims about such before or after our product is for sale, especially if any safety or compliance issues are identified or suspected of ourselves, our manufacturers, our packagers, or our distributors. Regulatory bodies may change the classification of our product such that much stricter safety, efficacy and compliance standards are required. If the time and cost associated with regulatory compliance is too high, then Company may earn diminished or no profits.

Adverse Actions by Government Agencies. Governments that wish to access or manipulate the Company's data may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business or reduce trust in the Company's ability to remain independent and protect its trade secrets and its customers' data and identifying information.

Insider Threats. Directors, employees, contractors, suppliers, manufacturers, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware. Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have Liability Claims. Products related to health and wellness and pain mitigation carries some inherent, non-mitigable risks. As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Loss of Intellectual Property Protections. The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to Certain Ingredients. Our products may contain a variety of ingredients which are subject to varying degrees of public controversy, government regulation, or limited supply. These may include but are not limited to camphor, menthol, essential oils, and plant stem cells. The safety and efficacy of these substances both as understood by the public and as determined by regulators may change with time such that they must be removed from our products, require our products to be reformulated generally, create liability for us, cause reputational harm, or increase the cost and complexity of complying with regulations. Furthermore, the quality and reliability of the supply of the ingredients available to us may change with time and regulations, forcing us to switch suppliers, reformulate our products, or remove them from sale.

Interactions with Other Medications or Medical Conditions. The ingredients in our products may interact with other medications or medical conditions such that these interactions cause or risk harm to our customers and cause us reputational harm, expose us to additional liability, or force us to reformulate our products or remove them from sale.

Risks Related to the Securities

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty Valuing Company Assets. Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the Securities you are buying is limited. Any stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No Market for Interests; Restrictions on Transferability; No Withdrawal Rights. The Interests have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Interests and none is expected to develop. A shareholder also generally will not be permitted to assign its Interest without the prior consent of the Board of Directors. Consequently, shareholders may not be able to liquidate their Interests and must be prepared to bear the risks of owning their Interests for an extended period of time. Furthermore, withdrawals of shareholders from the Company generally will not be permitted, although the Company Bylaws may specify certain circumstances under which a shareholder may be entitled, or required, to withdraw from the Company. A withdrawn shareholder may not be entitled to immediate payment for its Interest. Any withdrawal of a shareholder may reduce the amount of Company capital available for investment or other activities.

There is a minimum $9,999.40 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a ***$9,999.40*** minimum, we will have access to any funds tendered in excess of ***$9,999.40***. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to fully pursue its business plan described in this memorandum.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Non-Voting Common Stock hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Passive Investment in Interests. The Company Bylaws will not permit the shareholders to engage in the active management and affairs of the Company. The shareholders must rely on the ability of the Board of Directors to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to Existing Shareholders as a Result of Adding Shareholders. Shareholders will have their economic interest in the Company diluted as a result of later additional shareholders gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those Members who invested in the Company prior to other Members.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled *Credit Cards and Investments – A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company May Undertake an Offering under Regulation A in the Near Future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, federal regulations obligate the Company to disclose more information than required for this Offering under Regulation Crowdfunding. Such information may be significantly more comprehensive and investors may have made a different investment decision if they had had access to such information.

Special Note Regarding Forward-Looking Statements. This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Manager believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the Manager, the Board of Managers nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the Manager, the Board of Managers and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the officers and directors of the Company.

Officer Name	Position	Term of Office
R Scott Grizzle	Co-Founder, Co-Chairman & Co-CEO	May 15, 2020 - Present
Rowland Hanson	Co-Founder, Co-Chairman & Co-CEO	May 15, 2020 - Present
Lee Becker	Board Member	September 1st 2020 – Present
Bob Beaudine	Board Member	June 2, 2022 – Present
Chuck Hirsch	Board Member	February 7, 2022 - Present
Vince Gioe	Board Member	February 15, 2024 - Present

Rowland Hanson, Founder & Co-CEO & Co-Chairman

Rowland Hanson is a highly influential business strategist with a knack for transformative branding and marketing. His career kicked off with a significant achievement at Neutrogena Corporation, where his efforts as Vice President of Worldwide Marketing led to its lucrative acquisition by Johnson & Johnson. This success caught the eye of tech giants at Microsoft, where Hanson, as Vice President of Corporate Communications, named and launched the Windows brand, contributing massively to Microsoft's dominance in the tech world.

Hanson's strategic insights have benefited giants like Monsanto, IBM, and Nautilus (the creator of BowFlex), showcasing his versatility across industries. He's also lent his expertise to DreamWorks for the launch of products tied to blockbuster movies like Shrek and Madagascar, and has founded companies in partnership with United Airlines and associated with National Geographic, The Discovery Channel, NASCAR, and A&E, among others.

Beyond his consulting ventures, Hanson is a co-founder of Kisameet Glacial Clay Inc., founder and CEO of The HMC Company, and plays a vital role in the Microsoft Alumni Network & Foundation as a board member and trustee. His work continues to impact sectors ranging from healthcare to technology, emphasizing his belief in the power of strong branding and strategic partnerships.

Rowland Hanson, a graduate of Loyola Marymount University and the Wharton School of Business, embodies leadership marked by innovation and a forward-looking approach. Today, as he guides emerging companies and champions global health and education initiatives through the Microsoft

Alumni Network & Foundation, Hanson's legacy as a strategic thinker and brand visionary remains unparalleled.

R Scott Grizzle Co-Founder & Co-CEO & Co-Chairman.

Scott Grizzle is a lifelong entrepreneur with a proven track record of success by bringing strong management teams and board of directors together across multiple industries.

Scott is the founder and CEO of Grizzle Capital, LLC. A consulting and investment firm focused on maximizing shareholder value for companies with a focus on managing finance, marketing, and legal for efficient business plan execution. Grizzle Capital, LLC has provided consulting for a broad range of industries from technology, aviation, alternative energy, healthcare, oil and gas and entertainment.

Scott Grizzle was also the founder of CallMD, an early telemedicine company. Scott Grizzle implemented a successful sales channel to major insurers, benefits providers, and a DRTV campaign, ultimately achieving the sale of one of the pioneers in telemedicine.

Scott Grizzle was also the founder and CEO of Chance Entertainment, LLC and developed a patent pending technology solution and services such as casting and location scouting for multiple aspects of entertainment including feature film productions and project development.

Scott Grizzle is currently the Co-Founder and Co-CEO of ProVEDA Corporation. ProVEDA Corporation stands at the forefront of blending ancient Ayurvedic wisdom with contemporary scientific discovery to meet the modern world's wellness and pain relief needs. Founded on the principle that natural, earth-based remedies can offer profound healing benefits, ProVEDA has dedicated itself to developing professional-grade therapeutic products that are both safe and effective. At the heart of ProVEDA's innovation is the proprietary Maximum Absorption Technology™, a testament to the company's commitment to delivering fast-acting, deep, and long-lasting relief through its flagship product, ProVEDA® Max Pain Relief Cream.

Lee Becker, Board Member

Lee Becker, who helped create and launch the Boomer Esiason Foundation in 1993, continues to develop and focus on cultivating and maintaining relationships with supporters, future and current, while building programs that have positive results in the cystic fibrosis community. Lee also develops and directs marketing initiatives for long-time friend, and business partner, Boomer Esiason, among other entities, such as Alc-A-Chino, Broadridge, Digital Credit Union, National Football League, ProVEDA, Stanley Black & Decker, SuperCoffee, SuperQuickQuestion, TwistedCherries, Under Armour, and UnitedHealthcare. Lee is also a director for several non-profit organizations, which include the Bobby Scholl Foundation, Champions Action Network, Charlie's Huddle, and the Cystic Fibrosis Engagement Network.

Lee owned a printing and graphics company in Washington, D.C. In 1988, after completing his first year as a printing shop owner, he was named the industry's national rookie of the year and after that was frequently named one of the country's top 50 quick printers. The business was sold in 1997. After college, Lee joined Xerox, where he was consistently one of the company's top 20 reps of the 4,000 working nationwide.

Lee was a student trainer for the football team at the University of Maryland, where he graduated with a degree in marketing. He continues to be involved with Terrapins football team on a regular basis.

Today, Lee continues to be actively involved with youth sports. In 2006, he launched Ridge Youth Sports Inc., a non-profit youth sports program in Basking Ridge, N.J. This program, through successful football, cheerleading, lacrosse, softball, and basketball campaigns, currently has over 1,500 families participating and is one of the largest youth sports programs in the state.

Bob Beaudine, Board Member

Bob Beaudine, President and CEO of Eastman & Beaudine, is a nationally recognized search executive, author, and entrepreneur. Under Bob's leadership over the past four decades, Eastman & Beaudine has become one of the nation's leading executive search firms in professional and college sports and entertainment. After a decade of leading searches for mostly Fortune 500 companies, Bob helped pioneer executive search in professional sports when he was selected to lead the search for the Commissioner of Major League Baseball. *The Wall Street Journal* named Eastman & Beaudine the "top recruiting firm in college sports," and *Sports Illustrated* named Bob the "top front-office matchmaker in sports" as well as the "most influential man in sports you've never heard of." These accolades come as a result of Bob helping to shape the senior leadership teams of NBA, MLB, NFL, and NHL franchises and league offices, in addition to university athletic departments across the nation. Bob's experience also extends to the PGA Tour, USTA, PBR, U.S. Olympics, NASCAR, UFC, and sports- related non-profits among many others. Eastman & Beaudine is also home to an extensive management consulting practice that has served dozens of the most recognizable global brands. Most recently, Bob founded EB 67 Holdings, LLC which retains equity interests in some of the sports industry's most promising emerging companies.

Bob is also the national bestselling author of *The Power of WHO!* and *2 Chairs*. He has been invited to speak to some of the world's most recognizable and innovating brands including Nike, AIG, ExxonMobil, Madison Square Garden, the Los Angeles Lakers, NBC, FOX, and Sabre, among others. Bob has keynoted summits for the likes of Major League Soccer, Sports Business Journal, the NCAA, and may others, and headlined the Texas Conference for Women, at the invitation of the First Lady of Texas. In addition, Bob has spoken to tens of thousands of college students at over 40 universities across the country. His national media appearances include The Today Show, Fox Business Network, Fox & Friends, The Dave Ramsey Show, CBN News, and CNBC's Power Lunch. Profiles of Bob have appeared in Sports Business Journal, Dallas CEO Magazine, and Success Magazine.

Bob's leadership extends into the community. He formerly served on the Board of Directors of the World Champion Texas Rangers during their run as back-to-back American League Champions and is currently on the Advisory Board of Directors for the Positive Coaching Alliance, the College Football Assistance Fund, and the Cox School of Business at SMU, his alma mater. He is the former Chairman of the Doak Walker National Running Back Award and Chairman of the Navy Seal Legacy Foundation Dinner. Bob and his wife, Cheryl, have been married over four decades and have three grown daughters and five grandchildren.

Chuck Hirsch, Board Member

Chuck Hirsch is Founder and Managing Partner of MHz International Group LLC. Prior to founding MHz he served as a Managing Director of Madrona Venture Group, a leading venture capital firm based in Seattle, Washington. Prior to this he was Chairman of Hirsch & Co., LLC, a Seattle-based venture consulting firm through which he advised a number of successful technology companies as well as prominent national investment firms.

He co-founded and was President of Dare to Dream Entertainment, which was acquired by Microsoft in 1995. Dare to Dream pioneered the use of wireless technology in the home entertainment market. The company's communication protocols enabled specialized devices to communicate with both televisions and personal computers.

In 1988, he helped to create, and became Executive Vice President of, the Amelior Foundation in New Jersey. Prior to this he served as Chief of Staff to the head of the Port Authority of New York and New Jersey, promoting international trade between the NY/NJ region and Asia in particular. A former White House Fellow in the offices of the U.S. Secretaries of Defense and the Navy, Mr. Hirsch was part of the executive team negotiating technology transfer agreements on major defensive weapon systems with the PRC.

He serves as Vice Chairman of the Board of the Microsoft Alumni Network, and is on the Board of Proveda. He was a long-standing member of the Board of Trustees of the Fred Hutchinson Cancer Research Center, the Board of Directors of the Institute for Systems Biology and the White House Fellows Association. Mr. Hirsch is a graduate of Williams College.

Vince Gioe, Board Member

Vince Gioe is currently CEO of Howie's Spiked, best known for their RTD brand Alc-A-Chino which encompasses a portfolio of premium spiked coffee lattes. He has stewarded significant growth during his tenure at the company, starting with availability in just a handful of states when entering the role in late 2022, to nearly half the country currently. His extensive beverage experience along with key product and packaging innovations for Alc-A-Chino are making his vision for "the Spiked Coffee Shop Experience" in RTD a reality.

His career also included over three decades of experience with global beverage giant Coca-Cola that provided Vince with a broad set of experiences in Coke's worldwide business, enabling a strong understanding of what's needed to deliver success. That experience included leadership of North American Mergers and Acquisitions, CFO of the US Foodservice and On-Premise Business, Director of Business Affairs (overseeing team handling Key Marketing Asset Deals), CFO of Worldwide Concentrate Manufacturing and Finance Director of Global Procurement.

Vince's extensive M&A experience (which covered a broad range of deals including bottlers, brands, licensing and emerging brand investments) gives him unique insights for what is required to successfully position a company with an emerging brand for a valuable exit.

Mr. Gioe graduated with top honors from Georgia Tech, has a CPA, and is on the board of ProVeda.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's outstanding voting securities as of June 20, 2024:

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering (outstanding shares only)
R. Scott Grizzle (through Grizzle Capital, LLC)	25,000,000 shares of Voting Common Stock	36.81%
Rowland Hanson	26,000,000 shares of Voting Common Stock	38.29%

The following table describes our capital structure as of June 20, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Reserved for Future Issuance – Option Plan and Conversion of Debt *	Available for Issuance**
Voting Common Stock	100,000,000	67,908,753	1,754,145	19,015.640
Non-Voting Common Stock	30,000,000	-0-	-0-	30,000,000
Voting Common Stock Warrants	0	11,321,462	-0-	0

* 1,754,145 shares of Voting Common Stock are reserved for shares issuable upon conversion of a convertible promissory note. 11,321,462 shares of Voting Common Stock are reserved for shares issuable upon exercise of common stock warrants.

** 705,882 shares of Non-Voting Common Stock reserved for this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $9,999.40 Raise (Minimum Amount)	Allocation for a $1,199,999.40 Raise (Target Amount)
Offering Costs (Broker and Processing Fees)	$3,000	$40,000
Marketing and Advertising	-	200,000
Product Research & Development	-	150,000
Operational	7,000	60,000
General Working Capital	-	699,999
Total	**$9,999.40**	**$1,199,999.40**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Financial statements

Our financial statements prepared by Management can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The Company reports its financial information on a calendar year basis. The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete an audit of those statements.

The Company generates revenue by selling professional grade plant-based therapeutics to individuals and professionals to temporarily relieve minor aches and pains in muscles and joints.

Revenue

From the date of inception (May 15, 2020) through December 31, 2022, the Company has focused on raising capital, marketing and research and development. The Company began generating revenue in Q2, 2022. Accordingly, the Company had $13,454.66 in revenue for the year ended December 31, 2022 compared with $0 from inception until December 31, 2021. For the year ended December 31, 2023 the Company realized revenue totaling $52,527.34.

Expenses

Purchase of IP in 2020 for $2.2M.

During 2022, the Company focused primarily on research and development (R&D) specifically to create the Company's products. R&D expenses in 2022 and 2023 accounted for 15% and 15% of total expenses, respectively. We will continue to invest in R&D in the future, including efforts to augment our professional grade plant-based therapeutics, expand our marketing program as well as focus on improving the overall performance and scalability of the Company.

Liquidity and Capital Resources

The Company had $203,369.76 cash on hand as of December 31, 2022 and $23,526.44 as of December 31, 2023. Currently, we estimate our monthly burn rate to be approximately $50,000 per month until we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their direct-to-consumer user base and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the increased monetization of the advertising product will improve the liquidity of the issuer.

In the event Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. In the event that this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 10 months. This is based on the anticipation that we will increase our monthly burn rate to approximately $50,000 for strategic user acquisition, development, other marketing efforts, new key hires, operations, and other expenses.

Plan of Operations

As we look to the future of the Company, our primary goals include:

- *Continue to scale our direct-to-consumer user base*.
  We are focused on improving the overall performance and scalability of the Company's products to support not just thousands of direct-to-consumer customers today but millions of customers in the future. This requires significant investment in technology and infrastructure, and we are committed to ensuring that our products are effective and can support the rapidly growing user base while maintaining high levels of effective pain relief.

- *Expand our professional grade plant-based therapeutic line with additional products to meet the increasing demand for effective pharmaceutical alternatives.*
  We understand the importance of creating a unique and effective products made from the finest quality plant based ingredients, which is why we continue to invest in developing products that differentiate us from our competitors.

Trends

The company believes that the following trends will continue to influence and shape the plant-based therapeutics market:

Increased Consumer Awareness and Demand

As more individuals become aware of the health benefits and sustainability of plant-based products, demand for natural therapeutics is expected to rise. This growing consumer interest, fueled by a desire for wellness solutions that align with a holistic lifestyle, will drive the market forward.

Integration of Traditional Knowledge with Modern Science

The blending of ancient medicinal practices, such as Ayurveda, with contemporary scientific research is becoming increasingly popular. This trend towards integrating traditional herbal remedies with modern pharmacological methods is expected to enhance the credibility, efficacy, and appeal of plant-based therapeutics.

Advancements in Extraction and Formulation Technologies

Technological innovations in the extraction and formulation of plant-based compounds will enable the development of more potent and targeted therapeutic products. Improved bioavailability and the ability to isolate specific beneficial compounds will enhance product effectiveness.

Regulatory Evolution and Support

As the global regulatory landscape evolves to better accommodate and regulate plant-based therapeutics, the market is expected to benefit from clearer guidelines and increased consumer confidence in these products.

Sustainability and Ethical Sourcing

With an increasing emphasis on environmental sustainability and ethical practices, consumers are demanding transparency in sourcing and production. Brands that prioritize sustainable, ethical sourcing of plant-based ingredients will gain a competitive edge.

Personalized Wellness and Preventative Care

The shift towards personalized medicine and preventative health care is influencing the plant-based therapeutics market. Consumers are seeking tailored wellness solutions that cater to their specific health needs and lifestyle preferences.

Digital Health Integration

The integration of digital health technologies with plant-based therapeutics, through apps and wearable devices that track and support wellness routines, will enhance user experience and outcomes, driving further interest in natural remedies.

By closely monitoring and adapting to these trends, the company is well-positioned to capitalize on the growing opportunities within the plant-based therapeutics market, ensuring continued growth and innovation in its product offerings.

We anticipate all these market trends will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

In the previous fiscal year, ProVEDA entered into the following related party transactions:

Scott Grizzle, Co-Founder & Co-CEO & Co-Chairman, through a wholly-owned subsidiary, converted a $200,000 loan to ProVEDA into 296,296 common shares.

Lee Becker, board member of ProVEDA, converted a $1,335,000 loan to 1,977,778 common shares.

Vince Gioe, board member of ProVEDA, purchased 133,333 shares in ProVEDA for $120,000.

RECENT OFFERINGS OF SECURITIES

Since June 2022, the Company has issued 4,490,743 shares of Voting Common Stock, with sales of 2,216,669 shares at a price of $0.90 per share, and by converting old debt to equity of 2,274,074 shares at a price of $0.675 per share, for total gross proceeds to the Company of $3,530,000.00. The Company reserves the right to sell up to an additional 222,222 shares of Voting Common Stock at the $0.90 price per share to potential investors who have already indicated their interest in such shares.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 130,000,000 shares of Common Stock comprised of 100,000,000 shares of Voting and 30,000,000 shares of Non-Voting.

Common Stock

Dividend Rights

There are currently no dividend rights provided for holders of common stock.

Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Non-Voting Common Stock have no voting rights.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its classes of Common Stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's classes of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer USA LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Disclaimers

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities currently.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://investinProVEDA.com/.

The Company must continue to comply with the ongoing reporting requirements until:

 (1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
 (2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
 (3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3% per investment (not to exceed $100.00 per investment). This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $249.90 minimum investment amount per investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

The offering has been open for at least 21 days.

A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.

The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.

At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://investinProVEDA.com/.

EXHIBIT A

PROVEDA CORPORATION, INC.

REVIEWED (UNAUDITED) FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Financial Statements and Report of
Independent Certified Public Accountants



December 31, 2023 and 2022

ProVeda Corporation

Table of Contents



ASSURANCE DIMENSIONS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ProVEDA Corporation
Miramar Beach, Florida

We have reviewed the accompanying financial statements of ProVEDA Corporation (the "Company") (a corporation), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether I am (we are) aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ProVEDA Corporation and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Assurance Dimensions

Jacksonville, Florida
June 19, 2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



Balance Sheets
December 31, 2023 and 2022

		2023		2022
<u>**Assets**</u>				
Current assets				
Cash	$	23,526	$	203,370
Other current Assets		9,466		10,549
Total Current Assets		32,992		213,919
Intangible asset, net		1,509,969		1,729,969
TOTAL ASSETS	$	1,542,961	$	1,943,888
<u>**Liabilities and Stockholders' Deficit**</u>				
Current liabilities				
Accounts payable	$	159,869	$	192,047
Accrued liabilities		403,505		701,313
Related party loans payable		1,485,000		1,075,000
Notes payable		1,077,000		1,077,000
Total Current Liabilities		3,125,374		3,045,360
TOTAL LIABILITIES		3,125,374		3,045,360
Stockhholdlers' Deficit				
Common stock, .0001 par, 100,000,000 authorized, 65,112,456 and 64,779,126 issued and outstanding as of December 31, 2023 and 2022, respectfully.		6,511		6,478
Additional paid in capital		6,865,989		6,240,022
Accumulated deficit		(8,454,914)		(7,347,973)
TOTAL STOCKHOLDERS' DEFICIT		(1,582,414)		(1,101,473)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,542,961	$	1,943,888

The accompanying notes are an integral part of these financial statements.



Statements of Operations
December 31, 2023 and 2022

		2023		2022
REVENUE				
Total revenue	$	52,527	$	13,455
Cost of goods sold		91,257		49,128
Net Gross Profit (Loss)		(38,730)		(35,673)
EXPENSES				
Sales & marketing expenses		300,041		1,738,005
Research & development expenses		(9,843)		508,454
Depreciation and amortization expense		220,000		220,000
General & administration expenses		657,849		1,275,834
Total operating expenses		1,168,047		3,742,293
PROFIT (LOSS) FROM OPERATIONS		(1,206,777)		(3,777,967)
OTHER INCOME (EXPENSES)				
Interest expense		(87,664)		(111,971)
Other expense		(75,000)		(50)
Related party payable forgiveness		262,500		-
NET LOSS	$	(1,106,941)	$	(3,889,988)

The accompanying notes are an integral part of these financial statements.

ProVEDA professional grade

Statements of Stockholders' Equity (Deficit)
December 31, 2023 and 2022

	Common Stock $.0001 Shares	Common Stock $.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
January 1, 2022	62,918,009	$ 6,292	$ 4,414,208	($3,457,985)	$ 962,515
Sale of Common Shares for Cash	1,861,117	186	1,374,814	-	1,375,000
Stock compensation	-	-	383,000	-	383,000
Warrants issued for loan extension	-	-	68,000	-	68,000
Net loss	-	-	-	(3,889,988)	(3,889,988)
December 31, 2022	64,779,126	6,478	6,240,022	(7,347,973)	(1,101,473)
Sale of Common Shares for Cash	333,330	33	299,967	-	300,000
Stock compensation	-	-	326,000	-	326,000
Net loss	-	-	-	(1,106,941)	(1,106,941)
December 31, 2023	65,112,456	$ 6,511	$ 6,865,989	$ (8,454,914)	$ (1,582,414)

The accompanying notes are an integral part of these financial statements.

ProVEDA professional grade

Statements of Cash Flows

December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,106,941)	$ (3,889,988)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	220,000	220,000
Stock-based compensation expense	326,000	451,000
Gain on extinguishment of debt	(262,500)	-
Changes in assets and liabilities:		
Other assets	1,083	20,862
Accounts payable and accrued liabilities	(67,486)	259,903
Net cash used by operating activities	(889,844)	(2,938,223)
CASH FLOWS FROM INVESTING ACTIVITIES		
Patents & trademarks	-	(7,951)
Net cash used by investing activities	-	(7,951)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related party advances	410,000	1,075,000
Proceeds from note payable	-	2,000
Sale of shares for cash	300,000	1,375,000
Net cash provided by financing activities	710,000	2,452,000
NET DECREASE IN CASH	(179,844)	(494,174)
Cash at beginning of year	203,370	697,544
Cash at end of year	$ 23,526	$ 203,370
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$ 18,891	$ 40,449
Cash paid during year for income taxes	$ -	$ -

The accompanying notes are an integral part of financial statements.

Note A – Nature of Business

ProVeda Corporation is a Delaware corporation. ProVeda was established on May 15, 2020 with the goal of Developing, Manufacturing and Distributing a plant based, Ayurvedic, topical pain cream and a future additional plant based product line.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible receivables, depreciable lives of property and equipment and costs of patents applied for. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company periodically reviews new accounting standards that issued as Accounting Standards Updates ("ASU") by the Financial Accounting Standards Board ("FASB"). The Company carefully considers all new pronouncements that alter previous U.S. GAAP, and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management is evaluating the impact of this ASU on the Company's financial reporting. Our current Virtual Office lease is an operating lease with payment expensed monthly.

Cash

The Company deposits cash with financial institutions which management believes are of high credit quality. The Company does not believe it is exposed to significant risk.

Inventory

Inventories are valued at cost. Inventory is valued at first-in, first-out cost. The Company has established the policy of capitalizing manufacturing materials and supplies, labor, overhead, and expenses allocable to finished goods and assemblies for the inventory valuation. The Company also carries expendable supplies inventory. This includes expendable items that are consumed in the manufacturing process. The Company has determined that certain ingredients will be changed in the product formulas and elected to expense product inventories for the years ended December 31, 2023 and 2022 as research and development..

Note B – Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The method of depreciation is used over the following estimated useful lives:

	Years
Machinery	5-15
Leasehold improvements	5-15
Computers and software	5
Furniture and equipment	5-15
Buildings	39
Vehicles	5
Land	10

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition. The Company's fixed assets were fully depreciated as of December 31, 2023 and 2022.

Intangible Assets

Intangible assets consist of patents and patents pending and purchased technologies used in the formula of the Companies products. Patents and patents pending are being amortized on the straight-line method over twenty years, but not exceeding the initial expiration date of the patent. The purchased technology is being amortized over 10 years.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2023 and 2022.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are primarily generated from the sale of products, and represent a single performance obligation and are earned at a point in time when the goods have been shipped. Payment for the remaining customer's is due at the time of sale. The Company's revenues also contain shipping cost to the customers. All revenue is earned in the United States.

Note B – Summary of Significant Accounting Policies (continued)

The Company's revenue by type are summarized as follows for the year ended December 31:

	2023	2022
Product sales	$ 46,773	$ 12,126
Shipping Revenue	5,754	1,329
Total revenues	$ 52,527	$ 13,455

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants. Nonrefundable advanced payments, for goods and services that will be used in future reearch and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, *Research and Development.*

Stock-based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees and non-employees based upon the fair value of the award on the date of grant.

Income Taxes

Effective May 15, 2020, the Company elected to be taxed as a C corporation. The Company files an income tax return in the U.S. Federal jurisdiction. Generally, the Company's tax returns remain open for three years for Federal income tax examination. at December 31, 2023, the Company believes there are no significant uncertain tax positions or liabilities, or interest and penalties associated with uncertain tax positions.

The Company's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note C – Going Concern and Managements Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the years ended December 31, 2023 and 2022, the Company incurred net losses of approximately $1,106,941 and $3,889,988, respectively, and had negative cash flows from operations in the amount of approximately $889,844 and $2,938,223, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

ProVEDA made a strategic decision as a Company to remove CBD from the products due to lack of regulatory guidelines and the unclear direction the FDA was moving as it relates to the CBD guidelines in the future. This is creating many issues for the Company at the state level along with several of ProVEDA's target markets including but not limited to college & high school sports, professional sports and the DOD.

ProVEDA was able to replace CBD with other plant-based ingredients and totally reformulate the ProVEDA Max Pain Relief cream with even better efficacy according to the initial testing. Still utilizing ProVEDA's proprietary delivery system to deliver the ingredients to where they are truly needed. This will clear the way for maximum market penetration with no regulatory headwinds for our investors.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. Management intends to attempt to raise funds by way of private offerings. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Intangible Assets

Intangible assets consisted of the following as of December 31:

	2023	2022	Useful Life (years)
Intellectual property,	$2,200,000	$ 2,200,000	10 years
Patents & Trademarks Pending			N/A
	79,969	79,969	
Less: accumulated amortization	(770,000)	(550,000)	
Intangible assets, net	$1,509,969	$ 1,729,969	

Amortization expense charged to operations for the years ended December 31, 2023 and 2022 was $220,000 respectively. The estimated amortization expense for intangible assets over the remaining useful life is $220,000 per year through 2031:

Note E – Note Payable and Advances from Related Parties

For the years ended December 31, 2023 and 2022, the Company had advances from two board members totaling $1,485,000 and $1,075,000, respectively. These advances did not have a due date and no interest was charged. These advances have been converted into common stock effective May 19, 2024.

For the years ended December 31, 2023 and 2022, the Company had a Note payable to Lawrence Weinstein in the amount of $1,077,000, with a maturity date of May 31, 2025. The payment terms are interest only monthly at a rate not to exceed the lesser of the variable interest rate per the payee's JP Morgan line of credit at prime +, $6,000 month, or the maximum lawful rate. The outstanding principal amount of the note and all accrued and unpaid interest thereon, shall be due and payable in one installment on May 31, 2025. The Maker may prepay any portion of this entire Note without penalty at any time.

Note F – Shareholders" Equity (Deficit)

The Company has the ability to issue 100,000,000 of $.0001 par common shares. As of December 31, 2023 and 2022, the Company had issued 65,112,456 and 64,779,126 common shares, respectively. For the years ended December 31, 2023 and 2022, the Company issued 333,330 and 1,861,117 common shares for cash of approximately $300,000 and $1,375,000, respectively, net of issuance costs.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2023 and 2022 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2023	2022
Net operating loss carryforward	$ 1,383,000	$ 1,245,000
Inventory reserve	144,000	155,000
Intangible assets	195,000	139,000
Stock-based compensation	-	-
Valuation allowance	(1,722,000)	(1,539,000)
Net deferred tax asset	$ -	$ -

At December 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $5,500,000 and $4,900,000, respectively. The federal net operating losses beginning in 2018 may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The deferred tax asset has been adjusted to account for the limitation. All losses were generated after 2018. The Company's federal and state blended tax rate was 25.34% for the years ended December 31, 2023 and 2022, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2023 and 2022.

Note H – Related Party Activity

Related Party Payables

The Company has payables due to various related parties of $682,000 as of December 31, 2022, as of which $262,500 was written off in 2023 as several board members choose to waiver their fees since the Company needed these funds to continue operating. This is reported as related party payable forgiveness on the accompanying December 31, 2023 statement of operations. As of December 31, 2023 the guaranteed board payables were $267,222. These are included in the current liabilities payable on the accompanying balance sheets.

ProVeda Corporation
Notes to the Financial Statements
December 31, 2023 and 2022

Note I – Warrants

Warrants issued or granted along with reasons of origination, are summarized as follows as of December 31:

	2023	2022
Warrants issued to purchase Common Stock with an exercise price of $.30, 10-year expiration date	17,488,129	17,488,129
Warrants issued to purchase Common Stock with an exercise price of $.90, 10-year expiration date	1,350,000	1,350,000
Total	18,838,129	18,838,129

A summary of the warrant liability for the years ended December 31, 2023 and 2022 is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2021	17,488,129	$.30
Granted	1,350,000	$.90
Outstanding at December 31, 2022	18,838,129	$.34
Granted	-	$.34
Outstanding at December 31, 2023	18,838,129	$.34
Exercisable as of December 31, 2023	5,304,462	$.34

The warrants outstanding as of December 31, 2023 and 2022 have a weighted-average remaining contractual life of approximately 6.4 years. Applying the Black Scholes valuation model, the Company use the following assumptions for the 2022 Warrants:

Common stock price	$.90
Strike price	$.90
Risk-Free interest rate	3.12%
Expiration	10 years
Expected volatility	100%
Expected term	5 years

Based on the assumptions used, the Company recognized $326,000 and $383,000 of stock compensation expense in general and administrative expenses in the statements of operations for the years ending December 31, 2023 and 2022, respectively. In addition during 2022, 100,000 warrants were issued for a loan extension and were expensed for $68,000. Unamortized discount related to these warrants amounts to $666,500 as of December 31, 2023. This expense will be recognized in 2024.

Note J – Subsequent Events

Effective June 11, 2024, ProVEDA Corporation incorporated ProVEDA Skincare, Inc. as a wholly owned subsidiary of the Company.

Effective June 13, 2024, ProVEDA Skincare, Inc reached an agreement with the same company that ProVEDA Corporation acquired it's original products from to acquire additional product lines and assets. As part of the agreement the Company's subsidiary ProVEDA Skincare, Inc. will issue 22,222,222 shares of common stock and will pay $400,000 of cash consideration. In addition, the original warrant agreement dated June 16, 2020 for 7,650,000 $.30 warrants were cancelled and adjustments were made to the revenue share percentages required for all 3 products that were purchased in the APA dated June 16, 2020.

Subsequent to December 31, 2023 the Company issued 522,222 shares of common stock at a price of $.90 per share for total proceeds of $470,000.

Subsequent to December 31, 2023 a total of $1,535,000 of related party advances were converted to 2,274,074 shares of common stock at a price of $.675 per share.

Subsequent to December 31, 2023 the Company issued 133,333 warrants to purchase Common Stock with an exercise price of $.90, 10-year expiration date, to a new board member for his services.

In preparing the accompanying financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through June 19, 2024 the date the financial statements were available to be issued.